Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

H World Group Limited

(Formerly known as Huazhu Group Limited)

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 1179)

(1) CHANGE OF COMPANY NAME;

(2) AMENDMENT OF THE MEMORANDUM AND ARTICLES OF ASSOCIATION;

AND

(3) CHANGE OF COMPANY WEBSITE

Reference is made to (i) the circular of H World Group Limited (formerly known as Huazhu Group Limited) (the “Company”) dated May 10, 2022 in relation to, among other things, the Change of Name (the “Circular”); and (ii) the announcement of the Company dated June 24, 2022 in relation to the results of the AGM. Unless otherwise defined, capitalized terms used in this announcement shall have the same meanings as those defined in the Circular.

CHANGE OF COMPANY NAME

The board of directors of the Company (the “Board”) is pleased to announce that subsequent to the passing of a special resolution regarding the Change of Name by the Shareholders at the AGM, the Certificate of Incorporation on Change of Name was issued by the Registrar of Companies in the Cayman Islands certifying that the change of English name of the Company from “Huazhu Group Limited” to “H World Group Limited” and the adoption of “華住集團有限公司” as the dual foreign name in Chinese of the Company took effect on June 27, 2022.

The Change of Name does not affect the rights of the existing Shareholders. All existing share certificates of the Company bearing the former name of the Company will continue to be evidence of legal title to the Shares and be valid for trading, settlement, registration and delivery purposes. There will not be any arrangement for free exchange of existing share certificates of the Company for new share certificates bearing the Company’s new name.

AMENDMENT OF THE MEMORANDUM AND ARTICLES OF ASSOCIATION

The Board further announces that the amendment of the Memorandum and Articles to reflect the Change of Name took effect on June 27, 2022, being the date on which the Change of Name took effect.

CHANGE OF COMPANY WEBSITE

The website of the Company has been changed from “https://ir.huazhu.com” to “https://ir.hworld.com” with effect from July 6, 2022, to reflect the Change of Name.

GENERAL

The Company will make further announcement(s) as and when appropriate on the obtaining of the Certificate of Registration of Alteration of Name of Registered Non-Hong Kong Company issued by the Registrar of Companies in Hong Kong, any update to the stock short name of the Company and any other consequential changes.

By order of the Board
H World Group Limited
JI Qi
Executive Chairman

Hong Kong, July 6, 2022

As at the date of this announcement, the Board comprises Mr. JI Qi, the Executive Chairman, and Mr. ZHANG Shangzhi as directors; Mr. John WU Jiong, Ms. ZHAO Tong Tong, Mr. SHANG Jian, Mr. HEE Theng Fong and Ms. CAO Lei as independent directors.

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